Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Diageo plc

We consent to the use of our report dated July 30, 2013, except as to Notes 2, and 3(d), 10(b) and 10(d), which are as of March 16, 2015, with respect to the consolidated balance sheet of Diageo plc as of June 30, 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the two year period ended June 30, 2013, incorporated herein by reference to the Report on Form 6-K of Diageo plc dated March 16, 2015.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, England

August 11, 2015